UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Akanda Corp. (the “Company”) held its 2022 Annual General and Special Meeting of Shareholders (the “Meeting”) on November 22, 2022. There were 34,037,379 common shares to be voted, of which 12,794,419 were voted in person or by proxy. The following matters were submitted to a vote of the Company’s shareholders at the Meeting.

Proposal 1.           A proposal to elect five directors to serve until the next meeting of shareholders at which the election of directors is considered, or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the articles of the Company or the Business Corporations Act. The nominees, Tejinder Virk, Harvinder Singh, Yuying Liang, Jatinder Dhaliwal and Katharyn Field, were elected to serve as directors. The results of the voting were as follows:

Nominees	Votes For	Withheld
Tejinder Virk	12,790,932	3,487
Harvinder Singh	12,791,432	2,987
Yuying Liang	12,791,432	2,987
Jatinder Dhaliwal	12,790,932	3,487
Katharyn Field	12,790,932	3,487

Proposal 2.                A proposal to re-appoint BF Borgers CPA PC, as auditors of the Company to hold office until the next annual meeting of shareholders, and to authorize the audit committee of the Company to fix the auditors' remuneration and the terms of their engagement. The proposal was approved and results of the voting were as follows:

For	Withheld
12,791,432	2,987

Proposal 3.                A proposal to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution ratifying and confirming By-Law No. 2 of the Company, setting advance notice requirements for nominations of directors by shareholders. The proposal was approved and results of the voting were as follows:

For	Against
12,791,332	3,087

Proposal 4.                A proposal to consider and, if deemed appropriate, pass a special resolution, approving one or more amendments to the articles of the Company for one or more future consolidations of the Company’s issued and outstanding common shares on the basis of consolidation ratios to be selected by the board of directors of the Company within a range between 10 pre-consolidation common shares for one post-consolidation common share and 100 pre-consolidation common shares for one post-consolidation common share, provided that, (A) the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 100 pre-consolidation common shares for one post-consolidation common share, and (B) such consolidations occurs prior to the earlier of the 12 month anniversary of the Meeting and the next annual meeting of shareholders; if, and at such time(s) following the date of the Meeting as may be determined by the board of directors of the Company in its sole discretion. The proposal was approved and results of the voting were as follows:

For	Against
12,791,332	3,087

As a result of the approval of Proposal 4, the Company's Board of Directors will determine the share consolidation ratio and thereafter provide public notice of the share consolidation in accordance with Regulation FD.

Proposal 5.                A proposal to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution confirming and approving the twenty percent (20%) evergreen equity incentive plan of the Company. The proposal was approved and results of the voting were as follows:

For	Against
12,791,332	3,087

The information contained in this Current Report on Form 6-K, including the exhibits hereto, are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-264450 and 333-267976).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: November 29, 2022	By:	/s/ Tejinder Virk
Name: Tejinder Virk
Title: Chief Executive Officer